



Juan Francisco Baez · 3rd

Gerente de Ventas On Trade en
Pernod Ricard

Argentina · **Contact info**

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Pernod Ricard

Universidad de 'San Andrés'

Experience



Gerente de Ventas On Trade y Cuentas Especiales
Pernod Ricard
Feb 2019 – Present · 2 yrs 7 mos
Gran Buenos Aires, Argentina

Lidero un equipo comercial compuesto por 4 Jefes y 12
Ejecutivos de ventas, y estoy a cargo de la definición e
implementación de la estrategia comercial y proyectos
especiales del canal On Trade (Bares, Restaurantes, Hoteles,
Discotecas, Caterings & Vinotecas) a nivel naciona ...see more



Investor & board member
Arqlite
Mar 2016 – Present · 5 yrs 6 mos
Greater Seattle Area

Transformamos los desechos plásticos en valor reciclándolos
en nuevos materiales sustentables para uso masivo en la
industria de la construcción.
www.arqlite.com   ...see more



Gerente de Ventas Convenience & Food Service
Molinos Rio de la Plata

Oct 2017 – Jan 2019 · 1 yr 4 mos
Greater Buenos Aires, Argentina

El desafío de mi posición fue desarrollar el route to market y estrategia comercial de los canales Convenience (petroleras, kioskos, farmacias) y Food Service (gastronomía, licitaciones) para Capital y GBA en la primer etapa y luego en el ...see more

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Cervecería y Maltería Quilmes
6 yrs 11 mos

Jefe de Ventas Off Trade Sr
Jan 2017 – Oct 2017 · 10 mos

Estuve a cargo de un equipo comercial compuesto por 4 Supervisores de zona y 40 representantes de ventas directas, que tienen por objetivo generar estrategias de ventas y tácticas comerciales para lograr objetivos de venta ...see more

Jefe de Ventas On Trade High End
Mar 2015 – Dec 2016 · 1 yr 10 mos

Como Jefe de ventas on premise high end estuve a cargo de las 150 cuentas de imagen más importantes de la compañía. Con 3 ejecutivos de ventas a cargo, mis principales responsabilidades fueron: ...see more

Show 3 more roles ⌄



Mapfre
3 yrs 6 mos

HR Business Partner
Apr 2010 – Dec 2010 · 9 mos

Analista de Selección, Capacitación y Desarrollo
Jul 2007 – Apr 2010 · 2 yrs 10 mos

Education



Universidad de 'San Andrés'
Master's degree, Finance, General, Maestría en Finanzas (en curso)
2020 – 2022

UADE

Universidad Argentina de la Empresa

Posgrado en Dirección de Empresas, Business Administration
and Management, General

2015 – 2016

UADE

Universidad Argentina de la Empresa

Licenciado en Recursos Humanos, Human Resources
Management/Personnel Administration, General

2007 – 2013

Licenses & certifications

Six Sigma White belt



